KATIE GOLD CORP.

1055 West Hastings Street, Suite 1400

Vancouver, British Columbia, Canada, V6E 2E9

t: (604) 970-1706

f: (604) 443-7000

November 8, 2005

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

USA

20549-7010

Dear Sirs,

Re:

Katie Gold Corp. (the “Company”)

Registration Statement on Form SB-2

Filed July 21, 2005

File No. 333-126748

This letter outlines our responses to comments in your 3rd letter dated November 2, 2005. We have used the same numbering references as in your letter.

General

1.

We have added the following new paragraph in the Summary section of the SB-2/A3:

None of our officers or directors has any significant training or experience in the field of geology and specifically in the areas of exploring for, starting or operating a mine.

We have amended the following paragraph in our Risk Factor – Because management has no technical experience in mineral exploration, our business has a higher risk of failure, as follows in SB-2/A3:

None of our officers or directors has any technical training or experience in the field of geology and specifically in the areas of exploring for, starting and operating a mine.  As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants.  As well, with no direct training or experience in these areas, our management may not be fully aware of the specific requirements related to working in this industry.  Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings and ultimate financial success may suffer irreparable harm due to management’s lack of training and experience in this industry.

2.

We have amended the following paragraph in the Summary section of the SB-2/A3:

Our President, Mr. Robert A. Biagioni, founded the Company to develop exploration properties that would attract investment capital to advance their economic value. He has been pursuing mining properties in Canada and the USA since January 2003. Mr. Biagioni has exploration company experience with Sand River Resources Ltd. (now Rio Fortuna Explorations Corp.) where he was a director, CFO and corporate secretary. The scope of his involvement in the day-to-day operations of Sand River was limited to financing, financial reporting, regulatory filings and management of legal and financial advisors. Mr. Biagioni had no involvement in the direction or managing the development of Sand River’s sole mineral property, the Sand River claims, in Ontario, Canada. During his tenure, Sand River Resources Ltd. was a reporting issuer in British Columbia, Canada and was listed on the over the counter market in Canada.

3.

We confirm that we have disclosed in our registration statement all promoters and other person involved in forming or incorporating the Company or in developing the Company’s business plan. We further confirm that we have disclosed in our registration statement all control persons.

Risk Factors, Page 8

If we do not obtain additional financing, our business will fail

4.

We have amended the first paragraph of this Risk Factor in the SB-2/A3 as follows:

Our current operating funds are less than necessary to complete all intended exploration of the Conglin Property, currently estimated at $185,840 for all three proposed phases of exploration as more fully discussed in the section entitled Proposed Budget, our estimated costs related to this registration statement of $17,861 and our estimated administrative costs for 12 months from the date of this registration statement of $25,000. Therefore, we will need to obtain additional financing in order to complete our business plan.  As of September 30, 2005, we had cash in the amount of $51,050. We currently do not have any operations, except that we have initiated and completed the majority of our first phase of exploration on the Conglin Property, and we have no income from operations.  As well, we will not receive any funds from this registration.

Use of Proceeds, Page 11

5.

We have amended the table and related disclosure of the Use of Proceeds totaling $76,500 as follows in the SB-2/A3:

Description	Totals

Mineral Property Interest	$ 5,000
Exploration – Phase I only	20,125
Geological Reports	4,000
Costs of this Registration Statement	17,861
Administrative Costs for Year 1 after Effective Date of this Registration Statement	25,000
Incorporation, setup and other administrative costs	4,514
Total	$76,500

Our use of proceeds includes Phase I exploration expenditures only and not the remaining $165,715 representing phases two and three, which we have disclosed as requiring further funding. Our use of proceeds also includes sufficient funding for anticipated administrative costs of $25,000 for 1 year and $17,861 in costs associated with this registration statement.

Selling Stockholders, page 13

6.

We have amended our disclosure to include the following new 2nd paragraph in SB-2/A3:

The Company did not use agents for the placement of the shares owned by our Selling Stockholders. All Selling Stockholders are family, friends or close business associates of our directors. The directors received no compensation for the placement of our shares.

7.

The dates of the private placements are disclosed in the 1st paragraph of this section.

Exhibits

8.

We have provided a new legal opinion, including consent, of Batcher, Zarcone & Baker, LLP as Exhibit 5.1 and cross-referenced the consent in Exhibit 23.3 in the SB-2/A3.

Further, we have updated the consent of our auditors Telford Sadovnick, Certified Public Accountants in Exhibit 23.1 of SB-2/A3.

Exhibits - Consent of William G. Timmins, P.Eng., page 49

9.

We have updated the consent of William G. Timmins, P.Eng. in Exhibit 23.2 of SB-2/A3.

10.

The SB-2/A and the consent Exhibit were both properly numbered but incorrectly uploaded to Edgar. The Company’s Edgar filer has been made aware of the error. The updated consent in 9. will be filed as Exhibit 23.2.

We are enclosing with this letter a clean and black-lined SB-2/A3.

We look forward to your response to our amendments and commentary.

Yours truly,

KATIE GOLD CORP.

/s/ Robert A. Biagioni

____________________________

Robert A. Biagioni, C.A.

President

Encl.

\KGC SEC Response 08Nov05.doc

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